March 31, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Zentalis Pharmaceuticals, LLC
Registration Statement on Form S-1
Filed March 6, 2020
Registration No. 333-236959

Dear Mr. Edwards:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on April 2, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Zentalis Pharmaceuticals, LLC (the “Company”) or its counsel may request via telephone call to the staff. Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Salvatore Vanchieri at (212) 906-4605, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Zentalis Pharmaceuticals, LLC

By:	/s/ Anthony Y. Sun
Anthony Y. Sun, M.D.
President and Chief Executive Officer

cc:	Nathan Ajiashvili, Esq.
Salvatore Vanchieri, Esq.